March 8, 2010

Steven M. Zagar
Chief Financial Officer
First Financial Service Corporation
2323 Ring Road
Elizabethtown, Kentucky 42701

Re: First Financial Service Corporation
Form 10-K for December 31, 2008
File Number 0-18832

Dear Mr. Zagar:

We have completed our review or the above referenced filing and related materials and have no further comments.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Senior Attorney